Immutep Limited

Level 33, Australia Square

264 George Street

Sydney, 2000 New South Wales

Australia

May 3, 2023

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Immutep Limited

Registration Statement on Form F-3

Filed: April 28, 2023

Securities Act File No. 333-271484

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Immutep Limited (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-3 (File No. 333-271484), filed on April 28, 2023, so that it will become effective at 9:00 a.m. (Eastern time) on May 5, 2023, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Andrew Reilly, the Registrant’s outside counsel, at andrew.reilly@rimonlaw.com.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Immutep Limited

By:	/s/ Deanne Miller
Deanne Miller Chief Operating Officer, General Counsel and Company Secretary